Exhibit 99.1

WORK MEDICAL TECHNOLOGY GROUP LTD
(an exempted company with limited liability incorporated in the Cayman Islands)

(Nasdaq: WOK)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the holders (each a “Shareholder”, and collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) of WORK Medical Technology Group LTD (the “Company”) will be held on February 25, 2026, at 9:30 a.m. Eastern Time (February 25, 2026, at 10:30 p.m., Beijing Time), at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to the Shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2026, which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at http://www.virtualshareholdermeeting.com/WOK2026 in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the Shareholders to consider and, if thought fit, pass the following proposed resolutions:

1.      It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares of US$5.00 per share and 4,000,000 Class B ordinary shares of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value US$5.00 each (the “Share Capital Increase”).

2.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.      It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):

(a)     the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Share Capital Reduction”);

(b)    following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

(c)     the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(d)    immediately following the Share Capital Reduction:

(i)     each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and

(ii)    each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);

(e)     immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”); and

(f)     immediately following the Share Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.

4.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

5.      It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

6.      It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

7.      It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

8.      It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

9.      It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

10.    It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

11.    It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

12.    It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.

13.    It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The foregoing items of business are further described in the proxy statement accompanying this notice. The Board unanimously recommends that the Shareholders vote “FOR” each item.

The Board has fixed the close of business on January 30, 2026 as the record date (the “Record Date”) for determining the Shareholders entitled to receive notice of, attend and to vote at the Meeting or any adjournment thereof. Only Shareholders of the Ordinary Shares of the Company on the Record Date are entitled to receive notice of, attend and vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, as well as the Company’s latest annual report, which was filed with the U.S. Securities and Exchange Commission on January 30, 2026.

A Shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that Shareholder. Such proxyholder need not be a member. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a Shareholder of the Company.

By Order of the Board of Directors,
/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors

Zhejiang Province, China

February 9, 2026

WORK MEDICAL TECHNOLOGY GROUP LTD
ANNUAL GENERAL MEETING OF SHAREHOLDERS
February 25, 2026
9:30 a.m. Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of WORK Medical Technology Group LTD (the “Company”) is soliciting proxies for the annual general meeting (the “Meeting”) of the holders (each a “Shareholder”, and, collectively, the “Shareholders”) of the Class A ordinary shares and Class B ordinary shares of the Company (collectively, the “Ordinary Shares”) to be held on February 25, 2026, at 9:30 a.m. Eastern Time (February 25, 2026, at 10:30 p.m., Beijing Time. The Company will hold the Meeting at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to Shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2026 which will be conducted via live audio webcast.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate, and vote at the Meeting or any adjournment thereof in person or at http://www.virtualshareholdermeeting.com/WOK2026 in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting.

Only Shareholders of record at the close of business on January 30, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding Ordinary Shares that represent not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such Shareholder’s behalf. A proxy need not be a Shareholder of the Company. Shareholders of the Ordinary Shares shall vote together as one class on the resolutions submitted to a vote at the Meeting. Each Class B ordinary share shall entitle the Shareholders thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A ordinary share shall entitle the Shareholder thereof to one (1) vote on all matters subject to vote at the Meeting.

Capitalized terms not otherwise defined here have the meaning given to them in the Company’s current amended and restated memorandum and articles of association.

PROPOSALS TO BE VOTED ON

1.      It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares of US$5.00 each and 4,000,000 Class B ordinary shares of US$5.00 each to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value US$5.00 each (the “Share Capital Increase”).

2.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

3.      It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):

(a)     the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “ Share Capital Reduction”);

(b)    following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

(c)     the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(d)    immediately following the Share Capital Reduction:

(i)     each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and

(ii)    each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);

(e)     immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”); and

(f)     immediately following the Share Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.

4.      It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.

5.      It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

6.      It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

7.      It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

8.      It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

9.      It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

10.    It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

11.    It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

12.    It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.

13.    It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board recommends a vote “FOR” each proposal.

VOTING PROCEDURE FOR SHAREHOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so in person or online at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date, and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) submit it online at www.proxyvote.com, or (ii) mail it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, which permit companies to make available their annual report to shareholders on the company’s website. The Company’s annual report for the year ended September 30, 2025 (the “2025 Annual Report”) was filed with the U.S. Securities and Exchange Commission on January 30, 2026 and made available to the Company’s Shareholders at www.workmedtech.com. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to its Shareholders. You may obtain a copy of the 2025 Annual Report by visiting the “Annual Report” heading under the “Investor Relations” section of the Company’s website at www.workmedtech.com. If you want to receive a paper or electronic copy of the Company’s 2025 Annual Report, you may request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@workmedtech.com.

PROPOSAL NO. 1

THE SHARE CAPITAL INCREASE

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares of US$5.00 per share and 4,000,000 Class B ordinary shares of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value US$5.00 each (the “Share Capital Increase”).”

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CAPITAL INCREASE)

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.”

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CAPITAL INCREASE).

PROPOSAL NO. 3

THE SHARE CAPITAL REDUCTION AND REORGANISATION

Shareholders are being asked to consider and approve a proposal for a reduction and reorganization of the share capital of the Company from US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares of par value US$5.00 each and 4,000,000,000 Class B ordinary shares of par value US$5.00 each to US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.

It is noted that the Companies (Amendment) Act, 2024 of the Cayman Islands (the “Amendment Act”), which amended the Companies Act (2023 Revision) of the Cayman Islands, came into force on 1 January 2026. Amongst other things, the Amendment Act allows companies limited by shares or by guarantee to reduce their share capital without the need for court approval by passing a special resolution supported by a solvency statement (“Solvency Statement”) signed by a director no more than 30 days before the date on which the special resolution is passed (the “New Share Capital Reduction Regime”). Under the Amendment Act “solvency statement” is defined as “a statement made in the prescribed form to the effect that a full enquiry into the company’s affairs has been made and to the best of the directors’ knowledge and belief the company will be able to pay its debts as they fall due in the ordinary course of business commencing on the date of the statement”. The form of Solvency Statement has not yet been prescribed by the Cayman Islands Government or the Registrar of Companies of the Cayman Islands and, accordingly, companies limited by shares or by guarantee may not able to take advantage of the New Share Capital Reduction Regime yet.

Notwithstanding the above, the board of directors consider it to be in the best interests of the Company to present the following proposal to the shareholders of the Company at the Meeting to approve the Share Capital Reduction so that the Company may proceed with the Share Capital Reduction in the event that the form of the Solvency Statement is prescribed before the date of the Meeting or the Registrar of Companies otherwise determines to accept a form of Solvency Statement that, although not being prescribed, materially aligns with the definition of “solvency statement” provided in the New Share Capital Reduction Regime.

It is noted that the directors of the Company, in accordance with the New Share Capital Reduction Regime, have determined that, having made a full enquiry into the affairs of the Company, to the best of their knowledge and belief, the Company is and will be able to pay its debts as they fall due in the ordinary course of business.

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):

(a)     the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Share Capital Reduction”);

(b)    following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

(c)     the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(d)    immediately following the Share Capital Reduction:

(i)     each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and

(ii)    each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);

(e)     immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each (the “Cancellation”); and

(f)     immediately following the Share Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares of par value US$0.00001 each and 4,000,000,000 Class B ordinary shares of par value US$0.00001 each.”

Vote Required to Approve Proposal No. 3

Proposal No. 3 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF THE SHARE CAPITAL REDUCTION AND REORGANISATION

PROPOSAL NO. 4

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CAPITAL REDUCTION AND REORGANISATION)

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.”

Vote Required to Approve Proposal No. 4

Proposal No. 4 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CAPITAL REDUCTION AND REORGANISATION).

PROPOSAL NO. 5

THE SHARE CONSOLIDATION

Approval of the Share Consolidations

General

The Board believes that it is in the best interest of the Company and is hereby soliciting Shareholder approval for the consolidation of the Company’s authorized and issued share capital be at the ratio of 4,000:1, or such lesser whole share amount as the Board of Directors (the “Board”) may determine in its sole discretion, such amount not to be less than 2:1, which shall be effective at such time to be determined by the Board of Directors during a period of two years following the Meeting, in its sole discretion (the “Share Consolidation”).

This proposal must be approved by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Share Consolidations are subject to the approval of the Board, which may, in its sole discretion, determine the exact consolidation ratio and effective time, subject to the parameters approved by the Shareholders at the Meeting. The purpose of the Share Consolidations is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A ordinary shares. Any such Share Consolidation must become effective within two (2) years from the date of the Meeting.

When implemented, the Share Consolidations will affect all Shareholders uniformly and have no effect on the proportionate holdings of any individual Shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “WOK.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Company’s Class A ordinary shares. Furthermore, according to Nasdaq Marketplace Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”), if the Class A ordinary shares have a closing bid price of $0.10 or less for ten consecutive trading days during the 180-day period, Nasdaq will determine to delist the Class A ordinary shares.

To ensure the Company’s compliance with both the Minimum Bid Price Rule and the Low Priced Stocks Rule, the Board determined that it was in the best interest of the Company to solicit the approval of the Shareholders for one or more Share Consolidations.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A ordinary shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board believes that the delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares; and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to no longer be listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of our Class A Ordinary Shares

A Share Consolidation will not affect the registration of the Class A ordinary shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When a Share Consolidation is implemented, upon the approval of the Board, the Class A ordinary shares will begin trading on a post-split basis on the effective date determined by the Board. In connection with any Share Consolidation, the CUSIP number of the Class A ordinary shares (which is an identifier used by participants in the securities industry to identify our Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with a Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares (after aggregating all fractional shares that would otherwise be received by a Shareholder) will instead be rounded up to the next whole number of shares.

Authorized Shares

At the time a Share Consolidation is effective, the authorized share capital of the Company will be consolidated at the same ratio.

Street Name Holders of Class A Ordinary Shares

The Company intends that any Share Consolidation will treat Shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as Shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, Shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our Shareholders. The Company’s transfer agent will adjust the register of members and record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

The ordinary resolution to be considered and voted upon at the Meeting regarding the Share Consolidation is as follows:

“It is resolved as an ordinary resolution that:

(a)     conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.”

Vote Required to Approve Proposal No. 5

Proposal No. 5 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE SHARE CONSOLIDATION.

PROPOSAL NO. 6

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CONSOLIDATION)

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Special Resolution:

“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.”

Vote Required to Approve Proposal No. 6

Proposal No. 6 will be approved if a majority of at least two-thirds of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION (SHARE CONSOLIDATION)

PROPOSALS NO. 7 THROUGH NO. 11

RE-ELECTIONS OF CURRENT DIRECTORS

The Board currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office in accordance with the Company’s articles of association until the next annual general meeting of the Company unless removed earlier in accordance with our articles of association or re-elected at the next annual general meeting.

DIRECTORS FOR RE-ELECTION

LI Xiaoyang has served as our director since August 2024. Dr. Li has been working in Ruijin Hospital Affiliated to Shanghai Jiao Tong University School of Medicine since July 2011. He was a Resident Physician initially and later got promoted to be an Attending Physician in June 2016. Since December 2020, he has been the Associate Chief Physician of the hospital. Dr. Li received his master’s degree of clinical medicine and doctor’s degree of internal medicine from Shanghai Jiao Tong University.

Robert Brian Johnson has served as our director since August 2024. Mr. Johnson has over 15 years of experience in tax and finance. He has been the Financial Controller of BAS Holdings Investments, LLC since February 2020, primarily responsible for review of periodic account and intercompany reconciliations and financial statement reporting and cash, receivables, and payables management for operating companies. From January 2017 to January 2020, he was the controller for family office of Lionstone Development, LLC. From June 2010 to June 2015, he was the controller for family office of BSL Capital, Inc. From September 2005 to June 2010, he served as a senior tax accountant of CBIZ MHM, LLC, and from January 2004 to September 2005, he was a tax accountant of Mallah Furman and Company. Mr. Johnson received his bachelor’s degrees of science in accounting and finance from University of Central Florida, and his MBA degree from University of Miami. He is both a Certified Management Accountant and Certified Public Accountant.

YU Baiming has served as our Chief Operating Officer (“COO”) since June 2022 and he has served as our director since August 2024. Mr. Yu has enriched experience in the field of medicine. He is the founder of Hangzhou Shanyou and has been its General Manager since January 2002, responsible for the company’s daily operations and management. Additionally, he served as the General Manager of Hangzhou Yuanqi Biotech Co., Ltd. from January 2012 to December 2018. From August 1993 to December 2001, he was a doctor of The First People’s Hospital of Xiaoshan City. Mr. Yu received his bachelor’s degree of medicine in anesthesia from the former Zhejiang Medical University, which was merged into Zhejiang University in 1998.

WU Shuang has served as a director since March 2022, our Chief Executive Officer (“CEO”) since August 2022, and Chairman of the Board of Directors since January 9, 2025. Mr. Wu has extensive managerial and financial experience. Before joining our Company, from August 2019 to May 2022, he was the Chief Operating Officer of EZGO Technologies Ltd (Nasdaq: EZGO), a company focusing on sales of lithium battery and electric bicycle, and was responsible for making and enforcing business plans. From January 2018 to July 2019, he served as the vice president of Changzhou Hengmao Electricity Technology Co., Ltd., working for business operation and management. He was the General Manager of Investment of Shanghai Dafeng Investment Group Co., Ltd. from June 2015 to December 2017. From November 2011 to December 2014, he served as the assistant of General Manager of Travelex of Auckland Airport, a foreign exchange service provider. From June 2009 to November 2011, he was a financial adviser of Westpac Bank. Mr. Wu received his bachelor’s degree of finance and master’s degree of business from Massey University.

WU Zhenguo has served as our director since January 2025. Mr. Wu has substantial legal professional experience in capital markets. He has been a lawyer and providing capital markets legal advisory services at Watson & Band Law Offices since December 2024. From April 2021 to November 2024, he served as the board secretary and general counsel at Xuhang Holdings Ltd (SUNH). From October 2015 to February 2021, he served as the senior vice president of the investment banking division of Shenwan Hongyuan Securities Underwriting and Sponsoring Co., Ltd. From

November 2012 to October 2015, he served as a lawyer of the capital market division of JunZeJun Law Offices (Shanghai Office). Mr. Wu obtained a bachelor’s degree in English from Tangshan Normal University in 2010 and a master’s degree in law from East China University of Political Science and Law in 2013.

The Ordinary Resolutions to be considered and voted upon at the Meeting are the following:

“It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.”

“It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.”

“It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.”

“It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.”

“It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.”

Vote Required to Approve Proposals No. 7 through No. 11

Each of the Proposals No. 7 through No. 11 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” such proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE RE-ELECTION OF EACH OF THE FIVE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 12

RE-APPOINTMENT OF AUDITOR

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.”

Vote Required to Approve Proposal No. 12

Proposal No. 12 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF THE RE-APPOINTMENT OF AUDITOR

PROPOSAL NO. 13

ADJOURNMENT

Proposal No. 13, if adopted, will allow the Board to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. If Proposal No. 13 is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Company proposes, and the Board deems it advisable and recommends that our Shareholders approve the following Ordinary Resolution:

“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Vote Required to Approve Proposal No. 13

Proposal No. 13 will be approved if a majority of the total votes duly cast in person or by proxy at the Meeting are “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD RECOMMENDS
A VOTE FOR
THE APPROVAL OF ADJOURNMENT

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors
February 9, 2026	/s/ Shuang Wu
Shuang Wu
Chairman of the Board of Directors

EXHIBIT A

Form of Amended and Restated Memorandum of Association

Companies Act (Revised)

Company Limited by Shares

______________________________________________

AMENDED AND RESTATED
MEMORANDUM of association
of
WORK Medical Technology Group LTD

______________________________________________

(Adopted by Special Resolution passed on [25] February 2026)

Companies Act (Revised)

Company Limited by Shares

Amended and Restated Memorandum of Association

of

WORK Medical Technology Group LTD

(Adopted by Special Resolution passed on [25] February 2026)

1       The name of the Company is WORK Medical Technology Group LTD.

2       The Company’s registered office will be situated at the office of c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6       Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8       The share capital of the Company is US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$5.00 per share and 4,000,000,000 Class B ordinary shares with par value of US$5.00 per share. There is no limit on the number of shares of any class which the Company is authorised to issue. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

9       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.